SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

HARRIS & HARRIS GROUP, INC.
(Name of Issuer)

COMMON STOCK, par value $ .01 per share
(Title of Class of Securities)

413833104
(CUSIP Number)

Charles E. Harris
Harris & Harris Group, Inc.
111 West 57th Street, Suite 1100
New York, New York 10019
(212) 582-0900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 413833104	13D/A	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Charles E. Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,564,009 Shares**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,564,009 Shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,564,009 Shares**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.16%
14	TYPE OF REPORTING PERSON (see instructions) IN

**Includes 524,450 shares owned directly by Charles E. Harris and 1,039,559 shares owned directly by Susan T. Harris. Indirect beneficial ownership of Mrs. Harris’s 1,039,559 shares may be attributed to Mr. Harris. The 524,450 shares owned directly by Mr. Harris include 221,530 options granted to Mr. Harris on June 26, 2006 (with a vesting date of December 26, 2006); 273,225 options granted to Mr. Harris on June 26, 2006 (with a vesting date of June 26, 2007); and 29,695 shares of Common Stock. Mr. Harris disclaims beneficial ownership of the 1,039,559 shares owned directly by Mrs. Harris.

CUSIP No. 413833104	13D/A	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Susan T. Harris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (see instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,564,009 Shares***
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,564,009 Shares***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,564,009 Shares***
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.16%
14	TYPE OF REPORTING PERSON (see instructions) IN

***Includes 1,039,559 shares owned directly by Susan T. Harris and 524,450 shares owned directly by Charles E. Harris. Indirect beneficial ownership of Mr. Harris’s 524,450 shares may be attributed to Mrs. Harris. Mrs. Harris disclaims beneficial ownership of the 524,450 shares owned directly by Mr. Harris.

CUSIP No. 413833104	13D/A	Page 6 of 10 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Harris & Harris Group, Inc., a New York Corporation (the "Company"). The address of the principal executive offices of the Company is 111 West 57th Street, Suite 1100, New York, New York 10019.

Item 2.  Identity and Background.

(a) The reporting persons are Charles E. Harris and Susan T. Harris (the “Reporting Parties”).

(b) The Reporting Parties' business address is Harris & Harris Group, Inc., 111 West 57th Street, Suite 1100, New York, New York 10019.

(c) Mr. Harris is Chairman, Chief Executive Officer, and a Managing Director of the Company. Mrs. Harris is a freelance financial writer and is Secretary of the Company.

(d) Neither of the Reporting Parties has during the last five years been convicted in a criminal proceeding.

(e) The Reporting Parties have not been and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Parties are husband and wife and are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

The increase in ownership was owing to the vesting of employee stock options. Therefore, no funds were used in making a purchase.

Item 4.  Purpose of Transaction.

On June 26, 2006, the Company granted Mr. Harris 273,225 stock options that vested on June 26, 2007. Pursuant to Rule 13d-3 under the Act, the Reporting Parties are deemed to be the beneficial owners of these options as of April 27, 2007, which is 60 days prior to the vesting date. These options were granted to Mr. Harris pursuant to the Company’s Equity Incentive Plan.

Item 5.  Interest in Securities of the Issuer.

(a)	As of April 27, 2007, the Reporting Parties beneficially owned 1,564,009 shares or 7.16% of the Company’s Common Stock as follows:

	Amount Beneficially Owned Directly	Percent Common Stock
Mr. Harris	524,450	2.40%
Mrs. Harris	1,039,559	4.76%

(b)	The Reporting Parties make independent decisions with respect to the shares beneficially owned or controlled by them individually.

(c)
The Reporting Parties have not engaged in any transactions concerning the Company’s Common Stock within 60 days prior to the date of the event which requires filing of this statement. From the date of the filing event to the present, Charles E. Harris has engaged in the following transactions in the Company’s Common Stock:

Transaction Date	Transaction Type	Securities Acquired	Securities Sold
4/27/2007	Vesting of Stock Options	273,225
8/14/2007	Exercise of 20,600 stock options at $10.11 per share and sale of 20,600 shares of Common Stock at $10.72 per share*		20,600**
8/15/2007	Exercise of 12,734 stock options at $10.11 per share and sale of 12,734 shares of Common Stock at $10.74 per share*		12,734***
10/27/2007	Vesting of Stock Options	20,000
10/28/2007	Vesting of Stock Options	120,491

*Weighted average price.
**Does not include 650 options that were exercised, and the shares are held.
*** Does not include 421 options that were exercised, and the shares are held.

(d) Not applicable.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understanding or Relationships
with Respect to Securities of the Issuer.

Charles E. Harris is a party to the following agreements:

The Amended and Restated Employment Agreement between Harris & Harris Group, Inc. and Charles E. Harris, dated August 2, 2007;

The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Incentive Stock Option Agreement, dated June 26, 2006;

The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Non-Qualified Stock Option Agreement, dated June 26, 2006; and

The Harris & Harris Group, Inc. 2006 Equity Incentive Plan Non-Qualified Stock Option Agreement, dated June 27, 2007.

Item 7. Material to be Filed as Exhibits.

(1)  The Amended and Restated Employment Agreement between Harris & Harris Group, Inc. and Charles E. Harris, dated August 2, 2007, incorporated by reference as Exhibit 10.1 to the Company's Form 8-K (File No. 814-00176) filed on August 3, 2007.

(2)  The Form of Incentive Stock Option Agreement, incorporated by reference as Exhibit 10.1 to the Company's Form 8-K (File No. 814-00176) filed on June 26, 2006.

(3)  The Form of Non-Qualified Stock Option Agreement, incorporated by reference as Exhibit 10.2 to the Company’s 8-K (File No. 814-00176) filed on June 26, 2006.

(4)  Joint Filing Agreement, filed herewith.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        February 6, 2008
(Date)

/s/ Charles E. Harris
Charles E. Harris
Chief Executive Officer

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      February 6, 2008
(Date)

/s/ Susan T. Harris
Susan T. Harris

EXHIBIT INDEX

Exhibit No.     Description

4                Joint Filing Agreement